Exhibit 99.4

Press Release

Total Becomes Founding Member
of the New Global Alliance to End Plastic Waste

Paris, January 16, 2019 - Total today participates in the creation of an alliance of global companies from the plastics and consumer goods value chain to advance solutions to help end plastic waste in the environment, especially in the ocean.

The cross value chain Alliance to End Plastic Waste, currently made up of nearly thirty member companies located throughout the world, has committed over $1.0 billion with the goal of investing $1.5 billion over the next five years to help end plastic waste in the environment. The Alliance will develop and bring to scale solutions that will minimize and manage plastic waste and promote solutions for used plastics by helping to enable a circular economy.

“By contributing to the lightening of materials, plastics improve the energy efficiency of our everyday products and reduce our CO2 emissions. However, it is critical to improve the management of their end-of-life to ensure that they do not end up in the environment, said Bernard Pinatel, President Refining & Chemicals of Total and member of the Executive Committee of the Alliance. Being a founding member of the Alliance is obvious for Total, whose ambition is to become the responsible energy major. The actions of the Alliance will complement our own efforts to improve the energy efficiency of our products, to develop recycling and to produce bioplastics.”

The Alliance is a not-for-profit organization that includes companies that make, use, sell, process, collect, and recycle plastics. This includes chemical and plastic manufacturers, consumer goods companies, retailers, converters, and waste management companies, also known as the plastics value chain. The Alliance has been working with the World Business Council for Sustainable Development as a founding strategic partner.

The Alliance today also announced an initial set of projects and collaborations that reflect a range of solutions to help end plastic waste:

•       Partnering with cities to design integrated waste management systems in large urban areas where infrastructure is lacking, especially those along rivers which transport vast amounts of unmanaged plastic waste from land to the ocean. This work will include engaging local governments and stakeholders, and generate economically sustainable and replicable models that can be applied across multiple cities and regions. The Alliance will pursue partnerships with cities located in high plastic leakage areas. The Alliance will also be looking to collaborate with other programs working with cities, such as Project STOP, which is working in Indonesia.

•       Funding The Incubator Network by Circulate Capital to develop and promote technologies, business models and entrepreneurs that prevent ocean plastic waste and improve waste management and recycling, with the intention of creating a pipeline of projects for investment, with an initial focus on Southeast Asia.

•       Developing an open source, science-based global information project to support waste management projects globally with reliable data collection, metrics, standards, and methodologies to help governments, companies, and investors focus on and accelerate actions to stop plastic waste from entering the environment. The Alliance will explore opportunities to partner with leading academic institutions and other organizations already involved in similar types of data collection.

•       Creating a capacity building collaboration with intergovernmental organizations such as the United Nations to conduct joint workshops and trainings for government officials and community-based leaders to help them identify and pursue the most effective and locally-relevant solutions in the highest priority areas.

•       Supporting Renew Oceans to aid localized investment and engagement. The program is designed to capture plastic waste before it reaches the ocean from the ten major rivers shown to carry the vast majority of land-based waste to the ocean. The initial work will support the Renew Ganga project, which has also received support from the National Geographic Society.

In the months ahead, the Alliance will make additional investments and drive progress in four key areas:

•       Infrastructure development to collect and manage waste and increase recycling;

•       Innovation to advance and scale new technologies that make recycling and recovering plastics easier and create value from all post-use plastics;

•       Education and engagement of governments, businesses, and communities to mobilize action; and,

•       Clean up of concentrated areas of plastic waste already in the environment, particularly the major conduits of waste, like rivers, that carry land-based plastic waste to the sea.

Research shows that nearly 80 percent of the plastic in oceans begins as litter on land, the vast majority of which travels to the sea down one of ten major rivers around the world - eight in Asia, two in Africa. Separate research shows that 60 percent of ocean plastics can be sourced to five countries in Southeast Asia.

The Alliance membership represents global companies and located throughout North and South America, Europe, Asia, Southeast Asia, Africa, and the Middle East. The following companies are the founding members of the Alliance: BASF, Berry Global, Braskem, Chevron Phillips Chemical Company LLC, Clariant, Covestro, Dow, DSM, ExxonMobil, Formosa Plastics Corporation, U.S.A., Henkel, LyondellBasell, Mitsubishi Chemical Holdings,

Mitsui Chemicals, NOVA Chemicals, OxyChem, PolyOne, Procter & Gamble, Reliance Industries, SABIC, Sasol, SUEZ, Shell, SCG Chemicals, Sumitomo Chemical, Total, Veolia, and Versalis (Eni).

The live global internet broadcast can be viewed at www.endplasticwaste.org/live. The broadcast will begin at 14.00 GMT and will last approximately 30 minutes.

For more information, please visit www.endplasticwaste.org

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major. Total is a founding member of the Alliance to End Plastic Waste.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

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